SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

And Rule 14f-1 Thereunder

Cole Computer Corporation

(Exact Name of Registrant as Specified in its Charter)

Nevada 0-23819 76-0547762

(State of Incorporation) (Commission File No.) (I.R.S. Employer Identification

No.)

Cole Computer Corporation

378 North Main, #124

Layton, Utah 84041

(Address of principal executive offices)

Registrants telephone number: (801) 273-9300

COLE COMPUTER CORPORATION

378 North Main, #124

Layton, Utah 84041

Information Statement Pursuant to

Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

This Information Statement is being mailed on or about September 7, 2005 in connection with the possible election of persons designated by Wilson Family Communities, Inc., a Delaware corporation ("WFC"), to a majority of the seats on the Board of Directors (the "Board of Directors" or the "Board") of Cole Computer Corporation, a Nevada corporation (the "Company").

The Company entered into an Agreement and Plan of Reorganization dated September 2, 2005 (the "Merger Agreement") among the Company, Wilson Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), WFC, and certain of the major shareholders of the Company, pursuant to which Merger Sub will merge with and into WFC (the "Merger"). Pursuant to the Merger Agreement, the Company will issue 16,804,789 shares of common stock, par value $0.001 per share, of the Company (the "Common Stock") to holders of common stock and Series A Preferred stock of WFC. Upon the consummation of the transactions pursuant to the Merger Agreement, WFC will become a wholly-owned subsidiary of the Company.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Voting Securities and Principal Holders Thereof

As of the close of business on September 2, 2005, there were 69,437,400 shares of Common Stock issued and outstanding. The shares of Common Stock are the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the shareholders of the Company. Each share of Common Stock is entitled to one vote.

WFC Right to Designate Directors

Pursuant to the Merger Agreement, upon consummation of the Merger, Mr. Mower, currently the sole director of the Company, will increase the size of the Board of Directors to four members. Not less than ten days following the later of the filing of this Information Statement with the Securities and Exchange Commission (the "Commission") and the mailing of this Information Statement to the shareholders of the Company, Mr. Mower will resign from the Board and will appoint Clark N. Wilson, Barry A.Williamson, Sydney Christopher Ney and Michael A. Luigs (the "WFC Designees") to the Board in accordance with Rule 14f-1 under the Exchange Act. Each of these persons has consented to serve as a director of the Company if appointed or elected. None of the WFC Designees currently is a director of, or holds any position with, the Company, although Mr. Wilson will be an officer of the Company upon completion of the Merger. WFC has advised the Company that, to the best of its knowledge, none of the WFC Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities (other than such equity securities or rights to acquire such securities issued upon the closing of the Merger in connection with their ownership of WFC securities or rights to acquire WFC securities) of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than as described in this Information Statement. There are no familial relationships among any of the WFC Designees. All of the officers of the Company immediately prior to the consummation of the Merger will resign and be replaced with the officers of WFC named below.

Change in Control

The Company anticipates that, upon consummation of the Merger, Mr. Mower will increase the size of the Board of Directors to four members. Not less than ten days following the later of the filing of this Information Statement with the Commission and the mailing of this Information Statement to the shareholders of the Company, Mr. Mower will resign from the Board and appoint the remaining WFC Designees to the Board in accordance with Rule 14f-1 under the Exchange Act. As a result of the change in the composition of the Board of Directors and the issuance of the Common Stock in the Merger, there will be a change in control of the Company on the date the Merger is completed.

Current Director and Executive Officer of the Company

Name Age Position

Wayne Mower 47 Director, President and Chief Executive Officer

Mr. Mower has been serving as the Companys President and sole director since the fourth quarter of 2004. Mr. Mower has owned his own business in Salt Lake City, Utah for the last 7 years working as a loan officer. Prior to that he worked in the refinery industry for 5 years.

Directors and Executive Officers of the Company Following Completion of the Merger and Appointment of the WFC Designees

Name Age Position

Clark N. Wilson 49 Chairman of the Board, President and Chief Executive Officer

Barry A. Williamson 48 Director

Sydney Christopher Ney 38 Director

Michael A. Luigs 34 Director

Daniel Allen 42 Chief Financial Officer

Dennis Ciani 47 Director of Sales and Marketing

Ron Kerwin 40 Controller

Mark J. Gram 57 Senior Vice President of Marketing

David Goodrum 43 Director of Land Development

Gary Meier 49 Purchasing Director

Clark N. Wilson, Chairman of the Board and Chief Executive Officer

Beginning in 2002, Mr. Wilson served as a principal in Athena Equity Partners-Hays, L.P., a Texas limited partnership that specializes in commercial real estate investments and merged with Wilson Family Communities in May 2005. Mr. Wilson served as the President and Chief Executive Officer of Clark Wilson Homes, Inc., a subsidiary of Capital Pacific Holdings, from 1992 to 2003. Previously, Mr. Wilson was the President of Doyle Wilson Homebuilder, Inc., serving in that position in 1992. Mr. Wilson served as Vice President of Doyle Wilson Homebuilder, Inc. from 1986 to 1992. Mr. Wilson attended Amarillo College and the University of Texas at Austin, and has nearly 25 years of experience in the homebuilding industry. Mr. Wilson also currently sits on the board of Tejas Incorporated (TEJS), a publicly traded, full-service brokerage and investment-banking firm headquartered in Austin.

Barry A. Williamson, Director

Mr. Williamson became a Director in September 2005. He is an attorney and represents clients in matters involving energy, utilities, telecommunication, transportation, environment, deregulation, and advanced technology. From 1992 to 1999, Mr. Williamson served a six-year term on the Texas Railroad Commission, serving as its Chairman in 1995. From 1988 to 1992, Mr. Williamson worked in the Reagan Administration as a principal advisor to the U.S. Secretary of Energy, and then in the administration of President George H.W. Bush, as the Director of the Minerals Management Service, in the U.S. Department of Interior. In 1985, Mr. Williamson established the Law Offices of Barry Williamson and founded an independent oil and gas company. Mr. Williamson currently serves on the board of Tejas Incorporated and SPACEHAB, Inc., a commercial and government space services company. A graduate of University of Arkansas, Mr. Williamson received his J.D. from the University of Arkansas Law School in 1982.

Sydney Christopher Ney, Director

Mr. Ney became a Director in September 2005. He is the founder and Chief Executive Officer of CoreTrac, Inc., a software company specializing in the financial industry. Prior to founding CoreTrac, Mr. Ney worked for Wall Street firms such as Lehman Brothers and Paine Webber, focusing on both the investment banking and brokerage aspects of the business. Mr. Ney is a graduate of Texas A&M University in College Station, Texas.

Michael A. Luigs, Director

Mr. Luigs became a Director in September 2005. He is active in the management of two real estate firms: Flying L Land & Livestock, L.L.C. (a privately-owned investment operation with a focus on rural property acquisition and resale) and Land/Water/Sky, L.L.C. (a brokerage that specializes in large rural property transactions, with a minimum listing criteria of $1,500,000). He is a graduate of the University of North Dakota.

Dan Allen, Chief Financial Officer

Prior to joining WFC in 2005, Mr. Allen was Chief Financial Officer for HealthCare Facilities Development Corporation ("HCFD") a regional developer with annual operating revenues of approximately $15 million and an assets of $125 million. Prior to joining HealthCare Facilities Development Corporation, Mr. Allen worked for Brock Consulting Group, an Austin-based real estate developer, handling a diverse array of projects. A graduate of the University of Texas, Mr. Allen earned his MBA Degree with a Finance and Management concentration, and his BBA in Accounting. Mr. Allen has been a Certified Public Accountant since 1987.

Dennis Ciani, Senior Vice President of Marketing

Mr. Ciani joined WFC in 2005. From 1987 to 2003, Mr. Ciani worked at Centex Homes-Austin, becoming Sales Manager of the Central Texas Division in 1990, Sales and Marketing Director in 1994, and Director of Operational Marketing in 2003. Mr. Ciani is a graduate of Austin Community College and is a licensed broker.

Mark J. Gram, Director of Market Research

Mr. Gram joined WFC in 2005. From 1992 to 2005, Mr. Gram served as a consultant to Centex Homes-Austin, and from 2004 to 2005, as a consultant to Grenadier Homes. Since 1978, Mr. Gram has been an independent consultant conducting real estate market research in several states, prior to which he was head of research for the Irvine Company in Newport Beach, California, which managed an 80,000-acre master planned community that eventually became Irvine, California. Mr. Gram is a graduate of Arizona State University.

David Goodrum, Director of Land Development

Mr. Goodrum joined WFC in 2005. In 2003, Mr. Goodrum became a partner and General Manager of Operations, Sales and Marketing for HBH SYSTEMS, a company which provides LP Gas to subdivisions with contracts in Dallas, Waco and Austin. From 1998 to 2003, Mr. Goodrum served as District Manager of the El Paso County Water Authority, prior to which he served as Contracts Manager for Eco Resources, Inc. from 1994 to 1998. Mr. Goodrum has also worked as a project engineer for Warner Engineering in Palm Desert, California from 1988 to 1994, and as a civil designer with Murfee Engineering Co. in Austin from 1984 to 1988. Mr. Goodrum is a graduate of Texas State Technical Institute.

Ron Kerwin, Controller

Mr. Kerwin joined WFC in 2005. In 2004, Mr. Kerwin served as an associate with The Controller Group where he worked on Sarbanes Oxley engagements at Crescent Real Estate and MDI Security. In 2003, Mr. Kerwin was a partner at S & T Inspections Services. Prior to that, Mr. Kerwin worked at SAP America from 1997 to 2003, focusing on the finance and accounting functionalities of the SAP R/3 system. From 1991 to 1997, Mr. Kerwin served as an accounting manager at Origin Systems. Mr. Kerwin is a graduate of the University of Texas at Austin.

Gary A. Meier, Purchasing Director

Mr. Meier joined WFC in 2005. From 2002  2005, Mr. Meier served as Purchasing Manager at Kimball Hill Homes. From 1997 to 2002, Mr. Meier worked at Morrison Homes, owned by George Wimpey PLC of London, handling all aspects of purchasing and estimating in the start-up of their Austin Division. Mr. Meier joined Centex Homes in 1992, serving as Purchasing and Estimating Manager. Beginning his career as a Cost Analyst with Doyle Wilson Homes in 1987, Mr. Meier departed in 1992 as a Purchasing Manager. He is a graduate of the University of Texas at Austin.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of Common Stock beneficially owned as of September 7, 2005 by (i) those persons or groups known to beneficially own more than 5% of the Common Stock prior to the closing of the Merger, (ii) those persons or groups expected to beneficially own more than 5% of the Common Stock on and after the closing of the Merger on a pro forma basis, (iii) the current executive officer and director of the Company and each person that will become an executive officer or director of the Company on and after the closing of the Merger, (iv) all current directors and executive officers of the Company as a group and (v) all directors and executive officers of the Company on and after the closing of the Merger as a group. For purposes of this table, beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. The following percentage information is calculated based on 69,437,400 shares of Common Stock issued and outstanding before closing of the Merger and 18,359,252 shares of Common Stock being issued and outstanding immediately following closing of the Merger. Except as indicated below, the security holders listed possess sole voting and investment power with respect to the shares beneficially owned by that person.

	Before Closing of the Merger		Following Closing of the Merger and Reverse Split
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Business Growth Funding, Inc. (1)	50,000,000	72.00%	636,813	3.5%
Wayne Mower (2)	50,000,000	72.00%	535,813	3.5%
Clark Wilson (3) (4)	0	0	12,560,826	73.86%
John J. Gorman (5)	0	0	3,143,963	17.12%
Mark Gram (3) (6)	0	0	100,000	00.54%
Ron Kerwin (3) (7)	0	0	70,000	00.38%
Dennis Ciani (3) (8)	0	0	100,000	00.54%
Gary Meier (3) (9)	0	0	40,000	00.22%
David Goodrum (3) (10)	0	0	100,000	00.54%
Michael Luigs (3)(11)	0	0	20,000	00.11%
Chris Ney (3) (12)	0	0	20,000	00.11%
Barry Williamson (3) (13)	0	0	20,000	00.11%
Daniel Allen (3) (14)	0	0	100,000	00.11%

All Executive Officers and Directors	50,000,000	72.00%	13,130,826	71.52%

____________________________________________________________________________________________________________________

(1) Address: 4766 Holladay Blvd., Holladay, Utah 84117.

(2) Includes 50,000,000 shares held by Business Group Funding, Inc.

(3) Address: c/o 2700 Via Fortuna, Suite 400, Austin, TX 78746

(4) Includes 100,000 shares of Common Stock that Mr. Wilson may purchase upon exercise of stock options.

(5) Address: 8226 Bee Caves, Austin, TX 78746. Includes 3,143,963 shares held by Tejas Securities Group, Inc. 401(k) Plan & Trust FBO John J. Gorman, John J. Gorman TTEE.

(6) Includes 100,000 shares of Common Stock that Mr. Gram may purchase upon exercise of stock options.

(7) Includes 70,000 shares of Common Stock that Mr. Kerwin may purchase upon exercise of stock options.

(8) Includes 100,000 shares of Common Stock that Mr. Ciani may purchase upon exercise of stock options.

(9) Includes 40,000 shares of Common Stock that Mr. Meier may purchase upon exercise of stock options.

(10) Includes 100,000 shares of Common Stock that Mr. Goodrum may purchase upon exercise of stock options.

(11) Includes 20,000 shares of Common Stock that Mr. Luigs may purchase upon exercise of stock options.

(12) Includes 20,000 shares of Common Stock that Mr. Ney may purchase upon exercise of stock options.

(13) Includes 20,000 shares of Common Stock that Mr. Williamson may purchase upon exercise of stock options.

(14) Includes 100,000 shares of Common Stock that Mr. Allen may purchase upon exercise of stock options.

Certain Relationships and Related Party Transactions

Executive Compensation

Compensation and Employment Agreements Involving the Company

During the past three fiscal years, no one in the Companys management received more than $60,000 in compensation and no compensation was paid to non-employee directors. There are no agreements with members of management as to employment or compensation. The following is a summary of the compensation received by the executive officers of the Company.
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary($)	Bonus($)	Other Annual Compensation ($)	Restricted Stock Awards	Securities Underlying Options/SARs	LTIP Payouts ($)
Wayne Mower, President and CEO	2005	0	0	0	0	0	0	0
John Ruth, President	2004	47,500	0	500[1]	0	0	0	0

1 Received as 50,000 shares of Common Stock.

Compensation and Employment Agreements Involving WFC

As of the date of this Information Statement, the officers and directors of WFC have not received any compensation from the Company. There are no agreements with members of management as to employment or compensation.

Compensation of Directors of WFC

In addition to compensation of grants of options to purchase 20,000 shares of WFC common stock issued to Messrs. Luigs, Ney and Williamson at an exercise price of $2.00 per share, members of the board of directors will receive compensation of $1,000 per board meeting, and $250 per committee meeting ($500 per meeting if director is a committee chairperson). Directors will also be reimbursed for travel and lodging expenses in connection with their attendance oat board and committee meetings.

Board of Directors Meetings and Committees

The Company currently has only one director, and consequently, does not have an audit, compensation or nominating committee. Mr. Mower, the Companys sole director, does not meet the independence requirements for an audit committee and does not qualify as a financial expert. The Company currently does not have a defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors or a process for shareholders to send communications to the Board of Directors. Following the consummation of the Merger, the new Board of Directors of the Company intends to establish an Audit Committee, a Compensation Committee, a Nominating Committee and an Executive Committee, which committees, other than the Executive Committee, will consist of independent directors. The Company intends to adopt procedures by which shareholders may recommend nominees to the Board of Directors. The Company also intends to adopt a process for shareholders to send communications to the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires, among other things, that the Companys directors, officers and any person who is the beneficial owner of more than 10% of the Common Stock file with the SEC, at specified times, reports of beneficial ownership and changes in beneficial ownership of the Common Stock and other equity securities. Mr. Mower was the only officer or director during the Companys most recent fiscal year. The Company believes that Business Growth Funding, Inc. is the only beneficial owner of more than 10% of the Common Stock during the Companys most recent fiscal year. Mr. Mower and Business Growth Funding, Inc. have filed none of the reports required to be filed under Section 16(a) of the Exchange Act.

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Cole Computer Corporation

/s/ Wayne Mower

By: Wayne Mower

Chief Executive Officer and Principal Accounting Officer

Dated: September 7, 2005